April 4, 2023

VIA EDGAR

Sally Samuel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Athene Annuity and Life Company Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, File No. 333-270463 (the “Registration Statement”)

Dear Ms. Samuel:

We are filing today Pre-effective Amendment No. 1 to the above-referenced Registration Statement for the Amplify 2.0 product. The purpose of this amendment is to address the recent comments we received from you concerning the initial filing on March 10, 2023. I have listed each comment below followed by the Company’s response. The changes noted below, as well as a few other minor changes, are reflected in Pre-effective Amendment No. 1. Please note that we have added financial information and updated section 16.

We respectfully request that the Staff of the Securities and Exchange Commission afford the above-referenced Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Please note that we will be filing a separate acceleration request to declare the Registration Statement effective April 28, 2023.

To assist with your review, I will email you a redline of the Registration Statement against the initial version filed on March 10, 2023. Please note that there are no marked changes in section 16.

General:

•Comment: Please add disclosures clarifying the impact to the Contract Value relative to the net proceeds (after applicable Interest Adjustment, Equity Adjustment, and Withdrawal Charge) when a Withdrawal occurs..

Response: Revision were made per your request to the following sections.

oCover Page (please note that we also removed the last sentence of the fifth paragraph because it is now addressed earlier in that paragraph) (PDF pp. 2 & 101);
oSection 2, Accessing Your Contract Value (PDF pp. 18 & 117);

oSection 4, Withdrawal Increases Risk of Loss (PDF pp. 22-23 & 121);
oSection 10, Access to your Contract Value (PDF pp. 55 & 153);
oSection 10, Example 9 (PDF pp. 56 & 155);
oSection 10, Example 10 (PDF pp. 57 & 156); and
oAppendix A, Example 15 (PDF pp. 79 & 177).

Cover Page:

•Comment: In the second sentence of the fifth paragraph, please replace “and the application of the Interim Value to a Settlement Option” with a more plain English description of annuitization.

Response: Revision made per your request. See PDF pp. 2 & 101.

•Comment: In the penultimate sentence of the fifth paragraph, please state a maximum loss.

Response: Revision made per your request. See PDF pp. 2 & 101. We added the same language to the first paragraph of section 3 (PDF pp. 19 & 118) and to section 4 under the Potential for Significant Loss on Buffer Segment Options section (PDF pp. 22 & 120).

Section 2 – At a Glance Product Summary:

•Comment: In the Performance Lock section, please add a cross reference to the State Variations Appendix so investors are aware of the variation in Missouri.
Response: Revision made per your request. See PDF p. 17. We added the same language to the Performance Lock section of section 3 (PDF p. 47). Please note that this change only applies to the first prospectus in the Registration Statement.

Section 8 – The Segment Options:

•Comment: In describing the rate declaration procedures, please clarify that rates are assigned based on the rates in effect on the date the application is signed.
Response: We made revisions per your request to the Cap Rate, Participation Rate, and Annual Interest Rate sections (PDF p. 144-145). We added the same language to the Declaration of Rates section of section 2 (PDF p. 115). Please note that this change only applies to the second prospectus in the Registration Statement.

Section 10 – Contract Values:

•Comment: In the Required Minimum Distribution paragraph, consider adding a disclosure suggesting that the customer may want to use other assets to satisfy their RMD requirement due to the Equity Adjustment and Interest Adjustment applying on Withdrawal transactions.
Response: Revision made per your request. See PDF pp. 57 & 156.

Section 12 – Annuity Phase:

•Comment: In the paragraph that had an insertion [Election of Option section], please add a sentence to address the scenario in which not all Segment Options have a Segment End Date on the Annuity Date.
Response: Revision made per your request. See PDF pp. 61 & 160.

Please note that we have revised the references to the June 5, 2023, transition date to accommodate variations in the timing of state approvals for the new Contract. We have also added an exhibit in Part II with a certificate related to the change in auditor.

Please contact me if you have any questions or comments on the filings. Thank you for your time.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
VP & Senior Counsel
Athene Annuity and Life Company